Exhibit 99.1

WRITTEN CONSENT OF SHAREHOLDERS OF

SOLAR POWER, INC.

The undersigned shareholder of Solar Power, Inc. (the “Company”) hereby acknowledges receipt of the Notice of Consent Solicitation and accompanying consent solicitation statement/prospectus dated [●], 2015. The undersigned hereby consents (by checking the FOR box) or declines to consent (by checking the AGAINST box or the ABSTAIN box) to the adoption of the following recitals and resolution:

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company and its shareholders for the Company to adopt and approve an Agreement and Plan of Merger and Reorganization, dated as of May 8, 2015 (the “Merger Agreement”), which provides for a redomicile of the Company to the Cayman Islands through a merger (“Redomicile Merger”) that would result in each share of the Company’s common stock being converted into the right to receive one ordinary share of SPI Energy Co., Ltd. , a company incorporated under the Cayman Islands (“SPI Energy”), which will be issued by SPI Energy in connection with the Redomicile Merger. Following the Redomicile Merger, the former shareholders of the Company will become shareholders of SPI Energy, and SPI Energy, together with its subsidiaries, will own and continue to conduct our business in substantially the same manner as is currently being conducted by the Company and its subsidiaries. SPI Energy will also be managed by the same board of directors and executive officers that manage the Company today; and

WHEREAS, the Board has approved and authorized the Merger Agreement and related Merger and recommends that the shareholders vote “FOR” the below resolution, which it has deemed is in the best interests of the Company and its shareholders.

NOW, THEREFORE, IT IS RESOLVED, that the shareholders of the Company hereby approve and adopt the Merger Agreement, and related Redomicile Merger, by and among SPI, SPI Energy, and SPI Merger Sub, a copy of which is attached as Annex A to the accompanying consent solicitation statement/prospectus, pursuant to which SPI will merge with and into SPI Merger Sub, with SPI Merger Sub surviving and changing its name to Solar Power, Inc., a Delaware corporation, and each share of the Company’s common stock will be converted into the right to receive one ordinary share of SPI Energy.

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Written Consent may be executed in counterparts. Failure of any particular shareholder(s) to execute and deliver counterparts is immaterial so long as the holders of a majority of the voting power of the outstanding shares of the Company do execute and deliver counterparts.

This Written Consent is solicited by the Board.

(Continued, and to be dated and signed, on the other side)

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

IN WITNESS WHEREOF, the undersigned has executed this Written Consent on [●], 2015.

Print name(s) exactly as shown on any Share certificate(s)

Signature (and Title, if any)	Signature (if held jointly)

Sign exactly as name(s) appear(s) on any Share certificate(s). If stock is held jointly, each holder must sign. If signing is by attorney, executor, administrator, trustee or guardian, give full title as such. A corporation or partnership must sign by an authorized officer or general partner, respectively.

Please sign, date and return this Written Consent to the following address or submit the Written Consent through the e-mail address listed below:

SOLAR POWER, INC.

3400 Douglas Blvd., Suite #285

Roseville, CA 95661-3888

amyliu@spisolar.com

You may also submit your consent by facsimile to:	United States:	(916) 771-3651
	China:	+86-21-8012-9003